WOODSIDE

15 March 2007

07022067

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Notice of 2007 Annual General Meeting

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
APR 06 2007
THOMSON
FINANCIAL

dlw 4/2

WOODSIDE PETROLEUM LTD.
ABN - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 14 MARCH 2007
4:00PM (AWDT)

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE

NOTICE OF 2007 ANNUAL GENERAL MEETING

Woodside Petroleum Ltd.'s 2007 Annual General Meeting will be held on Thursday 19 April 2007 at the Perth Convention Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia at 10am.

The Shareholder Letter, Notice of Meeting, Explanatory Memorandum and Proxy Form for the 2007 Annual General Meeting have been mailed today to shareholders.

Pursuant to ASX Listing Rule 3.17, copies of the abovementioned documents are attached and available on Woodside's website at www.woodside.com.au.

Shareholders are advised that:

- The voting exclusion on Resolution 4 (Non-Executive Directors' Remuneration) will extend to all Directors and their associates, and not just non-executive Directors and their associates as stated in the Notice of Annual General Meeting. This means that all votes cast by the Chief Executive Officer and Managing Director and his associates will be excluded from voting on Resolution 4, along with all votes cast by non-executive Directors and their associates.

- Undirected proxies granted to the Chairman will not be voted or counted in relation to Resolution 4. This is despite a contrary indication in the proxy form. Accordingly, shareholders proposing to appoint the Chairman as their proxy are advised to give a direction on this resolution to ensure their votes will be cast and counted.

WOODSIDE

Woodside Petroleum Ltd.
ACN 004 898 962
Woodside Plaza
240 St Georges Terrace
Perth, Western Australia, 6000
GPO Box D188
Perth, Western Australia, 6840

T: +61 (8) 9348 4000
F: +61 (8) 9214 2777
www.woodside.com.au

Shareholder Letter and Proxy Form
2007 Annual General Meeting

Dear Shareholder

I am pleased to invite you to the 2007 Annual General Meeting of Woodside Petroleum Ltd. to be held on Thursday, 19 April 2007 at 10am (WST) in the Auditorium, Level 2, Perth Convention Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia. Registration commences at 9am (WST).

If you will be attending the Annual General Meeting, please bring this letter with you Prompt registration will be facilitated using the bar code appearing at the top of this letter

If you are unable to attend the Annual General Meeting but wish to vote on resolutions to be considered at the meeting, please complete and return the Proxy Form enclosed with this letter. The Proxy Form must be received no later than 10am (WST) on Tuesday, 17 April 2007.

As in previous years, the Annual General Meeting will be webcast live on the internet at www.woodside.com.au. An archive version of the webcast will also be made available for later viewing.

Your Directors and the management of Woodside look forward to seeing you at the Annual General Meeting. Should you require any further information, please call our office on +61 8 9348 4000.

Yours sincerely
WOODSIDE PETROLEUM LTD.

F Kernot

Frances Kernot
Company Secretary
14 March 2007

Please bring this letter with you to the Annual General Meeting

Location of the Perth Convention Exhibition Centre (PCEC)



SWAN RIVER
ADMINISTRATION LOADING DOCK
CONVENTION CENTRE
AUDITORIUM
EXHIBITION PAVILION 1
EXHIBITION PAVILION 2
EXHIBITION PAVILION 3
EXHIBITION PAVILION 4
EXHIBITION PAVILION 5
EXHIBITION PAVILION 6
CARPARK ACCESS
CARPARK ACCESS
FOYER
RECEPTION DESK
FOYER
ENTRY
ENTRY
ENTRY
ENTRY
ENTRY
ENTRY
STAIRS
STAIRS
PLAZA
BUSPORT
MEDINA HOTEL
METRO BAR & BISTRO
PLAZA ENTRY LANE
BUS LANE
CARPARK
MOUNTS BAY ROAD
MOUNTS BAY ROAD
ERNST & YOUNG
WILSON CARPARK
WILSON CARPARK
MILL STREET
CITY
HILTON HOTEL

PUBLIC TRANSPORT AND PARKING INFORMATION

Parking
The PCEC carpark is popular and fills up early. Alternate parking is available at:

Wilson Carparking
- Hilton Carpark – entry via Mounts Bay Road
- Westralia Square – entry via Mounts Bay Road
- Central Park Carpark – entry via 152-158 St Georges Terrace

For more information on Wilson Carparking phone 9481 6244 or visit www.wilsonparking.com.au.

City of Perth Parking
- His Majesty's Carpark – entry via Murray Street

For more information on City of Perth carparks phone 9461 3333 or visit www.cityofperth.wa.gov.au.

Disabled parking bays are available in the PCEC carpark, with nearby ramp/lift access available. For further information phone 9464 2844 or email info_city@cityofperth.wa.gov.au.

Bus
Perth's central bus station is located adjacent to the PCEC. For bus timetables and further information, visit www.transperth.wa.gov.au.

Train
The central Perth train station is a 15 minute walk from the PCEC. For train timetables and further information visit www.transperth.wa.gov.au.

WOODSIDE

Notice of 2007 Annual General Meeting

Woodside Petroleum Ltd.
ACN 004 898 962

*Notice is hereby given that the 36th Annual General Meeting of shareholders of Woodside Petroleum Ltd. **(Company)** will be held on Thursday, 19 April 2007 at 10am (WST) in the Auditorium, Level 2, Perth Convention Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia.*

ORDINARY BUSINESS

1. Annual Accounts

To receive and consider the Financial Report of the Company and the reports of the Directors and Auditor for the year ended 31 December 2006.

2. Election of Directors

To consider and if thought fit to pass as separate ordinary resolutions:

(a) Mr Charles Barrington Goode is re-elected as a Director.

(b) Mr Jakob Stausholm is elected as a Director.

3. Remuneration Report

To consider and if thought fit to pass as an ordinary resolution:

The Remuneration Report for the year ended 31 December 2006 is adopted.

Note – the vote on this resolution is advisory only and does not bind the Directors or the Company.

4. Non-Executive Directors' Remuneration

To consider and if thought fit to pass as an ordinary resolution:

The maximum aggregate amount of remuneration to be paid to all non-executive Directors in any financial year is increased by $0.7 million, from $2.3 million to $3.0 million. This increase will take effect on 1 May 2007 and will apply pro rata to the financial year ending 31 December 2007.

Voting exclusion statement

The Company will disregard any votes cast on this resolution by a non-executive Director or any associate of a non-executive Director unless:

- the vote is cast as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form specifying how the proxy is to vote; or
- the vote is cast by the Chairman as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

By order of the Board

F Kernot

Frances Kernot
Company Secretary
14 March 2007

NOTES

The accompanying Explanatory Memorandum forms part of this Notice of Annual General Meeting and should be read in conjunction with it.

Voting Entitlements

Pursuant to regulation 7.11.37 of the *Corporations Regulations 2001 (Cth)* the Board has determined that, for the purpose of voting at the meeting, shareholders are those persons who are the registered holders of Company shares at 10am (WST) on Tuesday, 17 April 2007.

Proxies

All shareholders who are entitled to attend and vote at the meeting have the right to appoint a proxy to attend and vote for them. The proxy does not have to be a shareholder. Shareholders holding 2 or more shares can appoint either 1 or 2 proxies. If 2 proxies are appointed, the appointing shareholder can specify what proportion of their votes they want each proxy to exercise. A form for appointment of a proxy is enclosed with this notice as a separate document. If you wish to appoint a proxy, please complete the form in accordance with the instructions on the back. The completed form must be received at one of the addresses, or faxed to the number shown on the back of the form by 10am (WST) on Tuesday, 17 April 2007.

Bodies Corporate

A body corporate may appoint an individual as its representative to attend and vote at the meeting and exercise any other powers the body corporate can exercise at the meeting. The appointment may be a standing one. The representative should bring to the meeting evidence of his or her appointment, including any authority under which the appointment is signed, unless it has previously been given to the Company.

WOODSIDE

Explanatory Memorandum

Woodside Petroleum Ltd.
ACN 004 898 962

*This Explanatory Memorandum has been prepared for the shareholders of Woodside Petroleum Ltd. (**Company**) to provide information about the items of business to be considered at the Annual General Meeting of shareholders to be held on Thursday, 19 April 2007.*

All of the resolutions to be voted on are ordinary resolutions. Ordinary resolutions require a simple majority of votes cast by shareholders entitled to vote on the resolution.

This Explanatory Memorandum is an important document and should be read carefully by all shareholders.

ITEM 1 ANNUAL ACCOUNTS

1.1 *The Corporations Act 2001 (Cth)* (**Corporations Act**) requires the Company to lay its Financial Report, Directors' report and Auditor's report for the last financial year before the Annual General Meeting.

1.2 No resolution is required for this item, but shareholders will be given the opportunity to ask questions and to make comments on the reports and the management and performance of the Company.

1.3 The Company's Auditor will also be present at the meeting and shareholders will be given the opportunity to ask the Auditor questions about the conduct of the audit, the preparation and content of the Auditor's report, the accounting policies adopted by the Company and the independence of the Auditor.

ITEM 2 ELECTION OF DIRECTORS

Re-election of a Director – Mr Charles Barrington Goode, AC



2.1 Item 2(a) on the agenda seeks approval for the re-election of Mr Goode who is retiring by rotation under Rule 75(a) of the Company's Constitution. This Rule states that a Director must retire from office at the third Annual General Meeting after the Director was elected or most recently re-elected. Mr Goode is eligible for election under Rule 75(c) and offers himself for re-election as a Director of the Company.

2.2 Mr Goode has been an independent non-executive Director since 3 February 1988 and Chairman of the Company since 12 May 1999. He is a member of the Governance & Nominations Committee and attends most other Board Committee meetings. Mr Goode has over 35 years experience in the financial services industry. He is currently chairman of Australia and New Zealand Banking Group Limited, Australian United Investment Company Ltd., Diversified United Investment Limited and The Ian Potter Foundation Ltd. He was also a director of Singapore Airlines Limited from 1999 to 2006. Mr Goode is 68 years old and holds a BCom (Hons) (Melb), MBA (Columbia University) and Hon. LLD (Melb), Hon. LLD (Monash).

2.3 If re-elected, Mr Goode intends to retire from the Board on 31 July 2007 at which time Mr Michael Chaney will succeed him as Chairman.

2.4 The Board recommends the re-election of Mr Goode as a Director of the Company.

Election of a Director – Mr Jakob Stausholm



2.5 Item 2(b) on the agenda seeks approval for the election of Mr Stausholm who was appointed to the Board since the last Annual General Meeting under Rule 63 of the Company's Constitution. Any Director appointed under this Rule may hold office only until the next Annual General Meeting and is then eligible for election at that meeting. Mr Stausholm is eligible for election under Rules 63 and 75(c) and offers himself for election as a Director of the Company.

2.6 Mr Stausholm was appointed as a non-executive Director on 20 June 2006 to fill the vacancy created by the retirement of Mr Peter van Rossum on 15 February 2006. Mr Stausholm was nominated for election by Shell Energy Holdings Australia Limited, which is a 34.27% shareholder in the Company.

2.7 Mr Stausholm has held a series of senior appointments with Shell during a 17 year career with the company, including chief internal auditor of Royal Dutch Shell plc for four years before becoming Vice President Finance for Shell Exploration and Production in the Asia Pacific region. Mr Stausholm is 38 years of age and holds a Masters of Economics.

2.8 Mr Stausholm is a member of the Audit & Risk Committee.

2.9 The Board recommends the election of Mr Stausholm as a Director of the Company.

ITEM 3 REMUNERATION REPORT

3.1 A resolution for adoption of the Remuneration Report is required to be considered and voted on in accordance with the Corporations Act.

3.2 The Remuneration Report details the Company's policy on the remuneration of non-executive Directors, executive Directors and senior executives and is set out on pages 42 to 52 of the Company's Concise Annual Report. It is also available on the Company's website www.woodside.com.au.

3.3 The vote on the adoption of the Remuneration Report resolution is advisory only and does not bind the Directors or the Company. However, the Board will take the outcome of the vote into consideration when reviewing the remuneration practices and policies of the Company.

3.4 Shareholders will be given the opportunity to ask questions and to make comments on the Remuneration Report.

ITEM 4 NON-EXECUTIVE DIRECTORS' REMUNERATION

4.1 Shareholder approval is sought to increase the upper limit on aggregate non-executive Directors' remuneration by $0.7 million, from $2.3 million to $3.0 million in any financial year.

4.2 It is proposed that the increase will take effect on 1 May 2007 and will apply pro rata to the financial year ending 31 December 2007.

4.3 Under Rule 64 of the Company's Constitution and ASX Listing Rule 10.17, the upper limit on aggregate non-executive Directors' remuneration may only be increased with shareholder approval. The limit was last approved by shareholders at the 2004 Annual General Meeting.

4.4 The Directors are seeking shareholder approval to increase the upper limit on aggregate non-executive Directors' remuneration for the following reasons:

- to ensure the Company maintains the ability to remunerate competitively and attract and retain high calibre non-executive Directors;
- to allow for some growth in non-executive Directors' remuneration in the future to reflect market competitiveness for non-executive Directors with the skills and experience appropriate for the Company's business; and
- to create some capacity to appoint additional non-executive Directors if necessary as part of the Board's succession planning strategy.

4.5 If shareholders approve the proposed resolution, the maximum aggregate sum payable to non-executive Directors will be $3.0 million in any financial year. The level of non-executive Directors' fees is reviewed annually for alignment with market practice. In considering non-executive Directors' fees, the Board seeks the advice of independent remuneration consultants to ensure that the Company's approach is appropriate having regard to market practice.

4.6 The remuneration of non-executive Directors for the year ended 31 December 2006 is detailed in the Remuneration Report.

Voting exclusion statement

The Company will disregard any votes cast on this resolution by a non-executive Director or any associate of a non-executive Director unless:

- the vote is cast as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form specifying how the proxy is to vote; or
- the vote is cast by the Chairman as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Woodside Petroleum Ltd.
14 March 2007

WOODSIDE

Proxy Form

Woodside Petroleum Ltd.
ABN 55 004 898 962

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 557 010
(outside Australia) 61 3 9415 4000
Facsimile 61 8 9323 2033
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

Appointment of Proxy

I/We being a securityholder/s of Woodside Petroleum Ltd and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Woodside Petroleum Ltd to be held in the Auditorium, Level 2, Perth Convention Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia on Thursday, 19 April 2007 at 10am (WST) and at any adjournment of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Item 2(a)	Elect Mr CB Goode			
Item 2(b)	Elect Mr J Stausholm			
Item 3	Adopt Remuneration Report			
Item 4	Increase maximum aggregate non-executive Directors' remuneration			

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** **%** **OR**

State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ______ Contact Daytime Telephone ______ Date / /

WPL 1PR 052424_

How to complete this Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise their broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space. A proxy's appointment is not revoked by the appointing securityholder attending the meeting unless the appointing securityholder actually votes on the resolution/s for which the proxy is proposed to be used.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box;

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at ***www.computershare.com***.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 10am (WST) on Tuesday, 17 April 2007. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Privacy Statement

Chapter 2C of the Corporations Act 2001 (Cth) requires information about you (including your name, address and details of the shares you hold) to be included in the company's public register of members. This information must continue to be included in the public register if you cease to hold shares. These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000 (Cth). Information is collected to administer your shareholding which may not be possible if some or all of the information is not collected. Your information is collected by Computershare Investor Services Pty. Limited on behalf of the company.

Documents may be lodged using the envelope or:

IN PERSON	Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, ABBOTSFORD VIC 3067
	Registered Office - Attn: Company Secretariat, Woodside Petroleum Ltd., Woodside Plaza, 240 St Georges Terrace, PERTH WA 6000
BY MAIL	Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
	Registered Office - Attn: Company Secretariat, Woodside Petroleum Ltd., GPO Box D188, PERTH WA 6840
BY FAX	Share Registry - 61 8 9323 2033
	Registered Office - 61 8 9214 2728

END